UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 11, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Consolidated Financial Information at

March 31, 2012

and Review Report of Independent

Accountants

Review Report of Independent Accountants

To the Board of Directors and Shareholders

Fibria Celulose S.A.

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended March 31, 2012, comprising the balance sheet as at that date and the statements of income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and ISRE 2410 - “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the Consolidated

Interim Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

2

Fibria Celulose S.A.

Other Matters

Statements of value added

We have also reviewed the consolidated statements of value added for the quarter ended March 31, 2012. These statements are the responsibility of the Company’s management, and  are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the  consolidated interim accounting information taken as a whole.

São Paulo, May 4, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Carlos Eduardo Guaraná Mendonça

Contador CRC 1SP196994/O-2

3

Fibria Celulose S.A.

Consolidated Balance Sheets

In thousands of reais

	March 31, 2012	December 31, 2011
	(Unaudited)
Assets

Current
Cash and cash equivalents (Note 5)	622,094	381,915
Marketable securities (Note 6)	1,558,715	1,677,926
Derivative instruments (Note 7)	17,298	31,638
Trade accounts receivable, net (Note 8)	609,138	945,362
Inventories (Note 9)	1,217,056	1,178,707
Recoverable taxes (Note 10)	360,959	327,787
Assets held for sale (Note 24)	824,922	644,166
Other assets	83,743	108,062

	5,293,925	5,295,563

Non-current
Derivative instruments (Note 7)	38,036	43,446
Recoverable taxes (Note 10)	643,593	677,232
Deferred taxes (Note 11)	910,443	991,768
Related parties receivables (Note 12)	5,596	5,469
Advances to suppliers	767,387	760,611
Judicial deposits	151,030	137,060
Other assets	93,594	95,060
Investments		7,506
Biological assets (Note 14)	3,084,786	3,264,210
Property, plant and equipment (Note 13)	11,640,998	11,841,247
Intangible assets (Note 15)	4,788,359	4,809,448

	22,123,822	22,633,057

Total assets	27,417,747	27,928,620

Fibria Celulose S.A.

Consolidated Balance Sheets
In thousands of reais	(continued)

Liabilities and shareholders’ equity	March 31, 2012	December 31, 2011
	(Unaudited)
Current
Loans and financing (Note 16)	1,056,680	1,092,108
Derivative Instruments (Note 7)	89,623	163,534
Trade payable	348,992	373,692
Payroll, profit sharing and related charges	93,369	134,024
Taxes payable	32,685	53,463
Dividends payable	1,520	1,520
Other payable	145,493	142,367

	1,768,362	1,960,708

Non-current
Loans and financing (Note 16)	9,974,649	10,232,309
Derivative Instruments (Note 7)	80,655	125,437
Taxes payable	76,947	76,510
Deferred taxes (Note 11)	753,274	739,878
Provision for contingencies (Note 17)	79,427	101,594
Other payable	154,640	152,509

	11,119,592	11,428,237

Shareholders’ equity
Capital	8,379,397	8,379,397
Capital reserve	2,688	2,688
Treasury shares	(10,346)	(10,346)
Other reserves	1,618,824	1,618,824
Staturory reserves	4,520,290	4,520,290
Accumulated losses	(11,149)

Equity attributable to shareholders of the Company	14,499,704	14,510,853
Equity attributable to non-controlling interests	30,089	28,822

	14,529,793	14,539,675

Total liabilities and shareholders’ equity	27,417,747	27,928,620

The accompanying notes are an integral part of this interim financial information.

Fibria Celulose S.A.

Unaudited Consolidated Statements of Operations

In thousand of reais, except for the earnings per shares

	March 31, 2012 (3 months)	March 31, 2011 (3 months)

Continuing operations

Net revenues (Note 18)	1,273,712	1,547,687
Cost of sales (Note 20)	(1,229,902)	(1,226,726)

Gross profit	43,810	320,961

Operating income (expenses)
Selling expenses (Note 20)	(70,361)	(64,821)
Administrative expenses (Note 20)	(61,918)	(75,105)
Equity in losses of affiliates, net	(19)	(51)
Other operating expenses, net (Note 20)	(12,884)	(13,368)

	(145,182)	(153,345)

Income (loss)before financial income and expenses	(101,372)	167,616

Financial income (Note 19)	48,002	51,808
Financial expenses (Note 19)	(202,494)	(258,457)
Derivative Instruments (Note 19)	106,573	67.869
Foreign exchange gain (Note 19)	239,865	150,248

	191,946	11,468

Income from continuing operations before taxes on income	90,574	179,084

Taxes on income
Current (Note 11)	(3,168)	3,362
Deferred (Note 11)	(97,288)	(34,525)

Net income (loss) from continuing operations	(9,882)	147,921

Discontinued operations
Net income (loss) from discontinued operations (Note 22)		240,655

Net income (loss)	(9,882)	388,576

Attributable to
Shareholders of the Company - continued operations	(11,149)	146,235
Shareholders of the Company - discontinued operations		240,655
Non-controlling interests	1,267	1,686

Net income (loss)	(9,882)	388,576

Basic and diluted earnings (loss) per share - continued operations (in reais) (Note 21)	(0.024)	0.313

Basic and diluted earnings per share - discontinued operations (in reais) (Note 21)		0.515

A separate “Statement of Comprehensive Income” is not presented as there are no other comprehensive income items.

The accompanying notes are an integral part of this interim financial information.

Fibria Celulose S.A.

Statements of Changes in Shareholders' Equity

In thousands of reais

	Equity attributable to shareholders of the Company
						Statutory reserves
	Capitall	Capital reserve	Treasury shares	Other reserves	Legal	Investments	Special reserve for minimum dividends Not distributed	Retained earnings (Accumulated) losses	Total	Attributable to Non- controlling interest	Total

As of December 31, 2010	8,379,397	2,688	(10,346)	1,627,903	303,800	5,077,971			15,381,413	23,433	15,404,846
Total income and comprehensive income:
Net income and comprehensive income								386,890	386,890	1,686	388,576

Transactions with shareholders:
Realization of revaluation reserve, net of tax				(241)				241

As of March 31, 2011	8,379,397	2,688	(10,346)	1,627,662	303,800	5,077,971		387,131	15,768,303	25,119	15,793,422
Total income and comprehensive income:
Net income (loss) and other comprehensive income (loss)								(1,259,512)	(1,259,512)	2,822	(1,256,690)

Transactions with shareholders:
Realization of revaluation reserve, net of tax				(8,838)				8,838
Capital increase										881	881
Lapsed dividends								2,062	2,062		2,062
Investment reserve appropriation						(861,481)		861,481

Total transactions with shareholders				(8,838)		(861,481)		872,381	2,062	881	2,943

As of December 31, 2011	8,379,397	2,688	(10,346)	1,618,824	303,800	4,216,490			14,510,853	28,822	14,539,675
Total income and comprehensive income:
Net (loss) and other comprehensive (loss)								(11,149)	(11,149)	1,267	(9,882)

As of March 31, 2012	8,379,397	2,688	(10,346)	1,618,824	303,800	4,216,490		(11,149)	14,499,704	30,0 89	14,529,793

The accompanying notes are an integral part of this interim financial information.

Fibria Celulose S.A.

Unaudited Consolidated Statements of Cash Flow

In thousand of reais

	March 31, 2012 (3 months)	March 31, 2011 (3 months)

Income from continuing operations before taxes on income	90,574	179,084

Adjusted by
Income before taxes on income from discontinued operations (Note 22)(d)(i)		364,629
Depreciation, depletion and amortization(includes depletion of wood from forestry partnership programs)	457,997	435,825
Unrealized foreign exchange (gains) losses, net	(239,865)	(150,115)
Change in fair value of financial instruments	(106,573)	(67,869)
Equity in losses of affiliates, net	19	51
Accretion of present value - Aracruz acquisition		20,393
Gain on disposal of property, plant and equipment, net	2,948	1,418
Gain on disposal of investment, net (Note 22)		(357,196)
Interest income	(41,155)	(45,416)
Interest expense	169,438	170,743
Provisions and others	42,464	36,215

Decrease (increase) in assets
Trade accounts receivable	309,343	71,183
Inventories	(32,592)	(106,630)
Recoverable taxes	(39,607)	(42,623)
Related parties		(335)
Other receivables/advances to suppliers	18,140	35,577

Decrease (increase) in liabilities
Trade payables	(25,722)	(6,564)
Taxes payables	(21,768)	2,668
Payroll, profit sharing and related charges	(40,655)	(41,152)
Related parties
Other payables	4,149	19,236

Cash provided by operating activities	547,135	519,122

Interest received	36,870	98,575
Interest paid	(112,607)	(87,210)
Income taxes paid	(2,438)	(188)

Net cash provided by operating activities	468,960	530,299

Cash flows from investing activities
Installments paid for acquisition of Aracruz		(855,572)
Acquisition of property, plant and equipment and biological assets	(220,569)	(263,911)
Advances to purchase wood from forestry partnership programs	(26,519)	(4,245)
Marketable securities, net	123,496	192,749
Proceeds from sale of an interest in an affiliate		1,508,768
Proceeds from sale of property, plant and equipment	3,683	22,144
Cash received (paid) on maturity of derivatives”	7,630	48,783
Others	(2,562)	(2,078)

Net cash provided by (used in) investing activities	(114,841)	646,638

Cash flows from financing activities
Borrowings	136,200	1,635,792
Repayments - principal amount	(242,771)	(2,471,018)
Others	3,467	2,691

Net cash used in) financing activities	(103,104)	(832,535)

Effect of exchange rate changes on cash and cash equivalents	(10,836)	(25,411)

Net decrease in cash and cash equivalents	240,179	318,991

Cash and cash equivalents at beginning of year	381,915	431,463

Cash and cash equivalents at end of quarter	622,094	750,454

The accompanying notes are an integral part of this interim financial information.

Fibria Celulose S.A.

Unaudited Consolidated Statements of Value Added

In thousand of reais

	March 31, 2012 (3 months)	March 31, 2011 (3 months)

Revenue
Gross Sales	1,302,753	1,711,721
Allowance for doubtful account		(1,370)
Revenue relating to the construction of own assets and others	187,940	626,825

	1,490,693	2,337,176

Inputs acquired from third parties
Cost of Sales	(793,508)	(855,595)
Materials, energy, outsourced services and others	(88,432)	(194,689)

	(881,940)	(1,050,284)

Gross value added	608,753	1,286,892

Retentions
Depreciation and amortization	(457,997)	(435,825)

Net value added generated by the entity	150,756	851,067

Value added received through transfer
Equity in results of investees	(19)	(51)
Finance income and asset exchange rate	898,470	361,330

	898,451	361,279

Total value added to distribute	1,049,207	1,212,346

Distribution of value added
Personnel and social charges	139,924	166,620
Direct remuneration	103,982	124,903
Benefits	26,978	31,814
Government Severance Indemnity Fund for Employees(FGTS)	8,964	9,903

Taxes and contributions	179,504	282,847
Federal	152,377	225,733
State	18,652	50,999
Municipal	8,475	6,115

Interest and rentals	739,661	374,303
Profit not invested (loss) for the year	(11,149)	386,890
Non-controlling interest	1,267	1,686

Value added distributed	1,049,207	1,212,346

The accompanying notes are an integral part of this interim financial information.

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

1                                         Operations

(a)                                 General information

We are incorporated under the laws of the Federative Republic of Brazil under the name Fibria Celulose S.A., as a publicly-held company with unlimited duration. We have the legal status of a stock corporation, operating under the Brazilian corporate law. Our headquarters and principal executive offices are located at São Paulo, SP, Brazil.

Our operations began in 1988 when the Votorantim Group, one of the largest privately held group of companies in Latin America, acquired Celpav Celulose e Papel Ltda., or Celpav, a pulp and paper producer based in the State of São Paulo. We began production in 1991 after expanding and modernizing our facilities. In September 1992, the Votorantim Group purchased Indústrias de Papel Simão S.A., or Papel Simão, which was listed on the BM&FBOVESPA. Celpav and Papel Simão subsequently merged and, in 1999, Papel Simão was renamed Votorantim Celulose e Papel S.A. On November 5, 2009 we adopted the corporate name Fibria Celulose S.A. and on December 31, 2009, we and Aracruz were merged into Fibria (the surviving entity).

On April 19, 2000, we completed a registered offering of 7,920,000 ADSs. Each ADS represented 500 preferred shares, and the ADSs were listed on NYSE, under the symbol “VCP.” Because VCP changed its name to Fibria the ticker symbol has changed to “FBR”.

Fibria has as preponderant activity the production of renewable and sustainable forests, industrialization and the commercialization of blenched eucalyptus kraft pulp. After divesting its paper production activities, Fibria operates a single operational segment: producing and selling short fiber pulp.

The Company is the world’s largest producer of market pulp, with an aggregate pulp production capacity of approximately 5.25 million metric tons, representing approximately 30% of the world market pulp production capacity of Bleached Eucalyptus Kraft Pulp - “BEKP”, as of December 31, 2011, according to Hawkins Wright and PPPC independent consultants.

The cost of production of Bleached Eucalyptus Kraft Pulp - “BEKP” is one of the lowest in the world, having Brazil as the most competitive country in the production of market pulp, according to Hawkins Wright and PPPC independent consultants. Fibria competitive is mainly regarding (i) to the high productivity of forests; (ii) short harvest cycle of our trees; (iii) short distances between forests and facilities (iv) state-of-the-art and strategically located production facilities; (v) use of high-end technology in our operations; (vi) strong economies of scale.

The production of bleached pulp is performed only from eucalyptus trees which are a variety of high quality hardwood pulp, with short fibers, generally better suited to manufacturing toilet paper, uncoated and coated paper for printing and writing and coated cardboard for packaging. We use different sources to generate thermal and electric energy for our respective operations, including black liquor, biomass derived from wood debarking, bark and scraps.

The Company’s business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods, as a result of, among other factors: (a) global demand for products from pulp; (b) global production capacity and strategies adopted by the main producers; and (c) availability of substitutes for these products. All these factors are beyond the control of the Company’s management.

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(b)                                 Facilities in operation and forest base

The company operates bleached eucalyptus Kraft pulp facilities, with total capacity in March 31, 2012 of approximately 5.25 million tons in the following locations:

Pulp production facility	Location (Brazil)	Annual production capacity (tons)

Aracruz	Espírito Santo	2,300,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	550,000

		5,250,000

(*)    Represents 50% of the annual production capacity of Veracel’s pulp mill consist with the proportional consolidation of the results of operations of Veracel in our consolidated statement of operations.

Fibria produces only hardwood pulp from planted eucalyptus trees therefore its eucalyptus trees are referred as forest, which have an average extraction cycle of between six and seven years and are located in six Brazilian States, consisting of approximately 942 thousand hectares as of December 31, 2011, including reforested and protected areas, as follows (in thousand hectares):

	Forested	Total Area

State
São Paulo	79,768	147,143
Minas Gerais	13,220	27,213
Rio de Janeiro	1,696	3,413
Mato Grosso do Sul	229,186	347,693
Bahia	129,813	252,049
Espírito Santo	96,170	164,871

	549,853	942,382

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

We have excluded from the table above the forest base of the state of Rio Grande do Sul and certain forests in the south of Bahia, since their assets are being presented as assets held for sale, as detailed in Note 22.

(c)                                  Logistics

Most of the pulp produced for export is delivered to customers by means of sea vessels on the basis of long-term contracts with the owners of vessels. In October of 2010 was signed a contract for 25 years with STX Pan Ocean Co. Ltd., a company of South Korea, to optimize the international logistics and ensure operational stability and competitiveness. As of March 31, 2012, there were no obligations regarding this contract since freight services have a start forecast for the end of 2012.

The company operates in two ports, Santos and Barra do Riacho. The port of Santos is located on the coast of the State of São Paulo and seeps the pulp produced in the Jacareí and Três Lagoas plants and is operated under a concession from the Government of the State of São Paulo to the Companhia Docas of the State of São Paulo - CODESP. Fibria pay fees for the use of terminals auctioned by CODESP.

The port of Barra do Riacho is a port specialized in cellulose and is located approximately three kilometers from Aracruz unit, in the State of Espírito Santo and seeps the pulp produced in the Aracruz and Veracel plants. This port is operated by a company controlled by Fibria (which has a 51% interest in the share capital) denominated Portocel - Terminal Especializado Barra do Riacho S.A. Portocel operates under authorization of the federal government through a contract signed on November 14, 1995.

These port operations do not fall within the scope of ICPC 01/IFRIC 12.

(d)                                 Non current assets held for sale

During the year of 2011 and the period ended March 31, 2012, the Company approved and consummated the sale of certain cash generating units (CGUs) and certain assets. The following table summarizes the assets and CGUs for which its sale was approved, as from when are considered as assets held for sale and/or discontinued operations and when the sale was consummated.

CGU/Asset	Reference	Classification for accounting purposes	Date when classified for accounting purposes	Date when the sale was consummated

CONPACEL CGU	Note 22(a)	Assets held for sale and discontinued operations	December 2010	January 2011
KSR CGU	Note 22(a)	Assets held for sale and discontinued operations	December 2010	February 2011
Piracicaba CGU		Assets held for sale	June 2011	September 2011
Losango project assets	Note 22(b)	Assets held for sale	June 2011	Not yet sold
Forest assets and lands located in the south of the Bahia state	Note 22(c)	Assets held for sale	March 2012

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(i)                                    Sales of CONPACEL, KSR and Piracicaba

On December 21, 2010, the board of directors approved the disposal of its cash generating units (“CGUs”), Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora, The CONPACEL pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 kilotons and a paper mill with an annual production capacity of 390 kilotons, and approximately 71 thousand hectares of timberland, 30 thousand hectares of protected forest, a distribution business unit which operates19 branches throughout Brazil and a distribution warehouse in the State of São Paulo.

The Company consummated the sale in January 31, 2011 and February 28, 2011 of the legacy net assets of CONPACEL and KSR, respectively, for an aggregate purchase consideration of R$ 1.5 billion, upon signing with Suzano Papel e Celulose S.A. (“Suzano”) the purchase agreement establishing covenants for the payment by Suzano.

The Company consummated the sale in September 29, 2011, of the legacy net assets of the cash generating unit named Piracicaba, which consists of a plant to produce thermal papers, coated and carbonless, located at the Piracicaba City, in the State of São Paulo, with an annual capacity over than 160 thousand tons, to Oji Paper CO., LTD. (“Oji”) for an aggregated purchase consideration of US$ 313 millions, equivalents then to R$ 567,375 at that date.

The disposal of its CGUs is consistent with the Company’s strategy of concentrating activities in the pulp business and strengthening the Company’s strategic focus in the market pulp. The Company has used the proceeds to reduce its debt levels.

Information about the results and cash flows of the discontinued businesses are presented in Note 24.

(ii)                                Losango Project

On June 30, 2011, management, taking into account the decision and the programs in place in order to identify a potential buyer and to conclude the sale of the Losango project assets, announced the intention of divesting these assets. The details are presented in Note 22.

(iii)                            Forestry assets and land located in the south of Bahia

In line with the Company’s strategy to strengthen its capital structure, the Company has reported on March 8, 2012, that it received and accepted a binding offer from Fundo Florestas do Brasil FIP (the “Fund”), through, Corus Agroflorestal S.A., a controlled company, by the Fund, for the purchase of certain forest assets and land located in the South of Bahia, consisting of a total of 16.5 thousand hectares of forestland of eucalyptus for timber and pulp with an average annual production of 555,000 cubic meters of wood, for an aggregate purchase price of R$235 million. Purchase price may be subject to adjustments after completion of due diligence. In addition, the Fund has the option to purchase all of the shares of Bahia Produtos de Madeira S.A. (“BPM”), located also in the South of Bahia, owned by the Company representing 33.33% of the total capital of BPM, before the closing of the sale of the forestry assets, which the Company expects to occur before June 30, 2012. Details are presented in Note 22.

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(e)                                  Companies merged and liquidated

During the year ended December 31, 2011 and the period ended March 31, 2012, management undertook certain corporate reorganizations in order to optimize the organizational structure of Fibria, which include the merger and/or liquidation of direct or indirect subsidiaries, in Brazil and abroad. The following is a summary of events occurring during the years ended:

Company	Country	Relationship	Date of merger or beginning of liquidation	Interest on share capital (%)

Liquidation
VCP North America	United States of America	Indirect subsidiary	June 2011	100
Riocell Trade	Isle of Man, UK	Indirect subsidiary	September 2011	100
Riocell Limited	Guernsey	Subsidiary	September 2011	100

Merger
Mucuri Agroflorestal Ltda.	Brazil	Subsidiary	July 2011	100

The companies that were liquidated did not have any significant assets or liabilities and as a result there were no significant impacts on the results of Fibria.

The following is a summary of the book value of the Mucuri Agroflorestal Ltda merged, which were reflected in their individual standalone balance sheets:

Mucuri Agloflorestal S.A. merged with Fibria Celulose S.A.

Assets		Liabilities and shareholder’s equity
Current		Shareholder’s equity
Cash and cash equivalents	41	Capital	78,300
		Accumulated losses	(2,126)
Non current
Other assets	5,958		76,174
Property, plant and equipment	70,175

	76,133

Total assets	76,174	Total liabilities and shareholder’s equity	76,174

Additionally, a difference between its carrying amount and the fair value of land held by Mucuri Agroflorestal was recognized during the Aracruz’s acquisition, in the amount of R $ 478,925, which was recorded as part of fixed assets, as per Note 13.

(f)                                  Change in the international corporate structure

In November 2011, management of Fibria approved, subject to certain conditions been met, a project for a corporate restructuring of its international activities, which considers transferring the current commercial operational, logistics, administrative and financial operations of Fibria Trading International Kft. to another subsidiary of Fibria.

The international corporate reorganization restructuring includes different stages and its final completion is expected to be around December 2013. However, the implementation of the expected restructuring depends on the confirmation of the authority of each country involved

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(g)                                Public offering of common shares

On March 8, 2012, Fibria announced primary public offering of common shares, by the Company, with proceeds of R$ 1,361,380 billion (the “Public Offering”), whose settlement is expected to occur in April 30, 2012, as the offering agenda disclosed within the offering final prospectus. The details of this operation are described in Note 25

The Public Offering is carried out in accordance with the strategy announced by the Company to strengthen its capital structure and to achieve a more adequate leverage ratio.

(h)                                Operational income

In the period of 3 months ended March 31, 2012 the statement of income has registered an operational loss. This loss elapses from the lower average price in reais realized in 2012, as observed in Note 20, when compared to the same period in 2011. The Company monthly monitored its operational income and in March it have already registered an operational profit, elapsed from the increase in net price in reais over prior months, which is still unable to offset the accumulated losses over these months. According to that, the internal projection of income does not point to provisioned impairment of finished products inventory for the following months of 2012, since the booking cost of inventory in March 31, 2012 is under its net amount of realization

2                                        Presentation of Interim Financial Information and
Significant Accounting Practices

2.1                               Financial Statements — Basis of preparation

(a)                                Interim Financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 — Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), The consolidated interim financial information should be read in conjunction with the financial statements for the year ended December 31, 2011 considering its purpose is to provide an update of the activities, events and significant circumstances in relation to the ones presented in those annual financial statements.

The accounting practices, which include the measurement principles for recognition and valuation of the assets and liabilities, as well as   the calculation methods used in the preparation of this financial Statement and the use of the estimates are the same as those used in the preparation of the most recent annual financial statements presented, except to the extent disclosed in Note 4.2.

(b)                                Approval of the Financial Information

Issuance of this financial information was approved by the Board of Directors on April 26, 2012.

2.2                               Critical Accounting Estimates
and Assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will seldom equal the related actual results.

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

In the three months ended March 31, 2012, there have been no significant changes in the estimates and assumptions which are likely to cause a significant adjustment in the carrying amounts of assets and liabilities during the next financial year, compared to those disclosed in Note 3 to our most recent annual financial statements.

3                                         Standards, Amendments and Interpretations
of Existing Standards that Are not
Yet Effective

Below is a list of standards/interpretations that have been issued and are effective for future periods. The Company has not early adopted these standards/interpretations.

.                IAS 28 - “Investments in associates and joint ventures”, IFRS 11 — “Joint arrangements” and IFRS 12 “Disclosure of interests in other entities”, all issued in May, 2011. The main change introduced by these standards is that proportional consolidation is no longer possible forentities whose control isshared through an agreement between two or more parties, and that are classified as a joint venture.

IFRS 11 establishes two types of categories for join agreements:

(i)        “Joint operations” - A joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement.

(ii)     “Joint ventures”- A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement..

IFRS 12 requires an entity to provide qualitative disclosures regarding  interests in subsidiaries, joint agreements and in non consolidated entities that include disclosure of the judgments and significant assumptions used in order to determine whether the entity controls or has significant influence  or those used in order to classified the joint agreements between “Joint operations” and “Joint ventures” as well as other disclosures with resoect to the nature and extension of significant restrictions and risks associated with such entities.. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. Management is assessing the impacts of these standards on the existing joint arrangements.

.                IFRS 9 “Financial Instruments”, issued in November 2009. IFRS 9 is the first standard issued as part of a larger project to replace IAS 39. IFRS 9 maintains, but simplifies the measurement model and establishes two major measurement categories for financial assets:  amortized cost and fair value. The basis for the classification depends on the entity’s business model and the contractual characteristics of the cash flow of financial assets. The guidance included in IAS 39 on impairment of financial assets and hedge accounting continues to be applied. The standard is applicable as from January 1, 2013. It is not expected to have any impact on consolidated entity’s financial information.

.                IFRS 10 “Consolidated financial statements”, issued in May 2011. This standard is based on principles related to the identification of the concept of control as the key factor in determining when an entity should be consolidated in the financial statements. The standard establishes an additional guidance to assist in determining control when there are doubts in such evaluation. The standard is applicable as from January 1, 2013. It is not expected to have any impact on the consolidated financial information.

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

IFRS 13 “Fair value measurement”, issued in May 2011. The standard’s objective is to improve consistency and reduce the complexity of the disclosures required the IFRSs. The requirements do not increase the use of fair value in accounting, but provides guidance as how it should be applied when its use is required or allowed by another standard. The standard is applicable as from January 1, 2013, and there is an exemption for the application of the new disclosure requirements for comparative periods. It is not expected to have any impact on consolidated entity’s financial information.

•             IAS 19 “Employee benefits”, issued in June 2011. The change in the standard will affect mainly the recognition and measurement of defined benefit pension plans and disclosure of employee benefits. The standard is applicable as from January 1, 2013. These changes will affect the accounting of the liabilities of the SEPACO plan, as defined in Note 2.20(b) to the annual financial statements, however, no relevant effects are expected by the management.

4                                        Risk Management

The polices and financial risk factors disclosed in the annual financial statement (Note 4), did not have any relevant changes. Below is presented an update of the liabilities and financial assets table by maturity, of the indices of financial leverage and of the sensitivity analysis, which are considered relevant by management for quarterly monitoring.

4.1                              Liquidity risk

The table below presents the Company non-derivative financial liabilities and the outstanding derivative financial assets and liabilities grouped by relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date The amounts disclosed in the table are the contractual undiscounted cash flows, and as such they differ from the amounts presented in the consolidated balance sheet for loans and financing, derivative financial instruments, trade and other payables.

	Less than one year	Between one and two years	Between two and five years	Over five years

At March 31, 2012
Loans and financing	1,433,991	2,477,850	3,932,966	7,774,016
Derivative financial instruments	59,840	—	47,103	129,195
Trade and other payables	494,485	47,831	14,516	33,871

	1,988,316	2,525,681	3,994,585	7,937,082

At December 31, 2011
Loans and financing	1,636,635	2,723,403	3,919,605	7,916,925
Derivative financial instruments	134,886	6,321	104,913	16,099
Trade and other payables	516,061	47,197	14,516	35,081

	2,287,582	2,776,921	4,039,034	7,968,105

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

4.2                              Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by EBITDA as defined by management (net income plus income tax, depreciation, depletion and amortization and other items) which must be maintained a ratio of 2.0x to 2.5x, being able to temporarily reach the maximum level of 3.5x. Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments

The indebtedness ratios in the presented periods were as follows:

	Millions of reais
	March 31, 2012	December 31, 2011

Loans and financing (Note 18)	11,031	11,324

Less: cash and cash equivalents (Note 6)	622	382
Less (plus): derivative instruments (Note 8)	(115)	(214)
Less: marketable securities (Note 7)	1,559	1,678

Net debt	8,965	9,478
Total adjusted index (last 12 months)	1,734	1,981

Indebtedness ratio	5.2	4.8

Adjusted index is reconciled to the carrying amounts as follows:

	Million of reais
	March 31, 2012	December 31, 2011

Income (loss) before income tax	(1,579)	(1,491)
Adjusted by
Financial results	1,688	1,869

Total of continuing operations	109	378

Discontinued operations (Note 24)		365
Depreciation, amortization and depletion	1,861	1,839

EBITDA - Earnings before income taxes, depreciation, amortization and others	1,970	2,582
Gain on disposal of CONPACEL, KSR and Piracicaba	(176)	(533)
Impairment of recoverable ICMS (i)	56	59
Change in fair value of biological assets	(146)	(146)
Other (ii)	30	19

Adjusted index	1,734	1,981

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(i)            Includes non-recurring sale of property, plant and equipment and credits from the sale of investments.

Although it has been observed a relevant reduction in the net debt in relation to December 31, 2011 in the amount of R$ 513 million, the indebtedness ratio rose significantly from 4.8 in December 2010 to 5.2 in March 31 2012, mainly due to the lower adjusted EBITDA recorded in the last 12 months, which reflects the reduction in the average price of pulp in the first quarter of 2012 of R$ 958.00 per ton, when compared to the same period in 2011, which was R$ 1,123.00 per ton, as detailed in Note 18

Considering this scenario Fibria continues to focus on actions that include reduction of fixed costs and variable costs, selling expenses, capex and improvements in working capital and has also focused on actions that may result in additional liquidity such as public offer (Note 25), the sale of certain assets in the south of Bahia, the sale of the forests of Losango (Note 22) as of other non-strategic assets. This reinforces the Company focus to strength its capital structure, in order to reach  a more adequate leverage ratio.

4.3                              Sensitivity analysis

The analysis below presents the sensitivity analysis of the effects from changes in relevant risk variables to which the Company is exposed at the end of the period. Management believes that a reasonably possible scenario would include a depreciation of the U.S.Dollar, and changes in the pulp price over a three-month projected period considering current market expectation and historical changes in prices of pulp. The other risk factors were not considered to have a significant effect on the result of financial instruments.

Instruments denominated in foreign currency (U.S. dollars)	Scenario	Impact on income (expense)

Loans and financing	Depreciation of 2.31% of the U.S. dollar in relation to the Ptax rate at March 31, 2012 - from R$1.7800 to R$1.8221	219,775
Cash, cash equivalents and marketable securities		(13,195)
Derivative instruments		75,164
Trade accounts receivable		(10,284)
Trade payables		968

		272,428

As the shown above, a devaluation of the U.S. Dollar, considering the closing rate and the balance of such financial instruments in March 31, 2012, would lead to a reduction in the liabilities recognized in the balance sheet and corresponding a gain in financial income in the approximated amount of
R$272,428.

Furthermore, considering this projective scenario compared with the average exchange rate of R$ 1.6986 observed during the 12 months ended March 31, 2012, net revenue would increase by 4.6%, representing an approximate amount of R$ 249,000 over a 12-month period.

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

Additionally, a reduction of 8.50% in the list price of pulp, calculated based on the historical volatility of the pulp price listing (FOEXBHKP Index — Bloomberg source — last ten years), would lead to a reduction of approximately R$ 474,000 in net revenues over a 12-month period.

According to the CVM Decision nº550/08, the following information presents the fair value of derivatives, loans and marketable securities, in two adverse scenarios that could generate significant losses to the Company.  The probable scenario was stressed considering an additional 25% and 50% in respect to the probable scenario of R$ 1.7800:

	Impact of an appreciation of the U.S. dollar against the real on portfolios fair values
	Probable	Possible (25%)	Remote (50%)
	R$ 1.7800	R$ 2.2250	R$ 2.6700

Derivative instruments	75,164	(651,287)	(1,390,437)
Loans and financing	219,775	(1,897,100)	(4,013,974)
Marketable securities	(13,195)	113,898	240,991

Total impact	281,744	(2,434,489)	(5,163,420)

5                                        Cash and Cash Equivalents

	Average yield - % p.a.	March 31, 2012	December 31, 2011

Cash and banks		57,595	62,989
Cash equivalents
Foreign currency
Time deposits	0.29	564,499	318,926

Cash and cash equivalents		622,094	381,915

bank deposits in U.S dollar are highly liquid, are readily convertible into a known amount of cash and subject to an immaterial risk of change in fair value if early redemption is requested.

During the period ended March 31, 2012 there has been no relevant changes with respect to the operations presented in the most recent annual financial statement and detailed in Note 8. The increase in the cash and cash equivalents balance in the period reflects the cash from net operating activities generated in the period.

6                                        Marketable Securities

Marketable securities include financial assets classified as held for trading, as follows:

	March 31, 2012	December 31, 2011

Government securities including under reverse repurchase agreements
LFT	381,226	208,602
LTN Over	29,283	149,730
NTN Over	79,996
Other		4,667

Private securities including securities under reverse repurchase agreements Reverse repurchase agreements (Repos)	1,034,706	1,282,236
CDB	32,559	31,750
CDB Box	945	942

Marketable securities	1,558,715	1,677,926

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

Private securities are mainly composed by short-term investments in CDB and repos which have immediate liquidity and carry out interest based on the variation of the Interbank Deposit Certificate (CDI). Government securities are composed by National Treasury Bill and Notes. The average yield of marketable securities in a three month period ended in March 31, 2012 is 104.76% of the CDI (102.47% in 2011).

The CDB Box operations are interest-bearing instruments with interest based on the CDI rate, not exposing the Company to foreign exchange risk.

During the period ended March 31, 2012 there has been no relevant changes with respect to the operations presented in the most recent annual financial statement and detailed in Note 10 to such financial statements.

7                                        Derivative Instruments

The following tables present the derivatives, segregated by type of derivative, presenting for swaps the asset leg and the liability leg of the contracts, by hedge strategy adopted by the Company, and also the schedule of maturities based on its contractual maturities.

The outstanding contracts at March 31, 2012 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

(a)                                Breakdown by type of derivative

	Reference value (notional) - in currency of origin		Fair value

Type of derivative	March 31, 2012	Decembe31, 2011	March 31, 2012	Decembe31, 2011

NDF (US$)	771,900	921,900	(55,840)	(134,206)
Swap JPY x US$ (JPY)	45,000	45,000	20,011	27,804
Swap DI x US$ (US$)	230,417	233,550	16,033	11,373
Swap LIBOR x Fixed (US$)	203,959	227,891	(9,045)	(10,655)
Swap TJLP x US$ (US$)	401,827	416,478	(77,679)	(92,165)
Swap Pre x US$ (US$)	40,550	42,313	(7,698)	(9,084)
Zero cost dollar	151,000	162,000	(725)	(6,954)

			(114,944)	(213,887)

Classified:
on current assets			17,298	31,638
on non-current assets			38,036	43,446
on current liabilities			(89,623)	(163,534)
on non-current liabilities			(80,655)	(125,437)
			(114,944)	(213,887)

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(b)                                Breakdown by type of derivative and
also asset and liability leg for swaps

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	March 31, 2012	Decembe31, 2011	March 31, 2012	Decembe31, 2011

Future contracts
Cash flow hedge (US$)	771,900	921,900	(55,840)	(134,206)

Swap contracts
Asset leg
JPY fixed rate (JPY to USD)	4,754,615	4,754,615	120,461	136,077
USD LIBOR (LIBOR to fixed)	203,959	227,891	372,019	427,843
BRL fixed rate (BRL to USD)	394,013	399,370	520,658	514,257
BRL TJLP (BRL to USD)	655,394	679,784	587,934	611,091
BRL Pre (BRL to USD)	64,596	66,468	62,559	64,391
Liability leg
USD fixed rate (JPY to USD)	45,000	45,000	(100,450)	(108,273)
USD fixed rate (LIBOR to fixed)	203,959	227,891	(381,064)	(438,498)
USD fixed rate (BRL to USD)	230,417	233,550	(504,625)	(502,884)
USD fixed rate (BRL TJLP to USD)	401,827	416,478	(665,613)	(703,256)
USD fixed rate (BRL to USD)	40,550	42,313	(70,258)	(73,475)

Total swap contracts			(58,379)	(72,727)

Options	151,00	162,000	(725)	(6,954)
Zero cost dollar
			(114,944)	(213,887)

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(c)                                  Fair value and already settled amounts brokendown by hedge strategy

	Fair value		Value paid or received
Type of derivative	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

Exchange rate hedge
Cash flow - Exports	(56,566)	(141.160)	1.451	49,684
Debt hedge	(49,334)	(62.072)	8.379	921
Interest rate hedge
Debt hedge	(9,044)	(10.655)	(2,200)	(1,822)

	(114,944)	(213.887)	7,630	48,783

(d)                                 Fair value broken down by date of disbursements/collections

The following tables present information about derivative financial instruments grouped by maturity bucket and counterparty. The following table presents the fair values by month of maturity:

	March 31, 2012
	2012	2013	2014	2015	2016	2017	2018	Total

January		(6,676)	21,556	(1,782)	(1,433)	(1,203)		10,462
February		(4,073)	(1,737)	(1,791)	(1,458)	(1,207)		(10,266)
March		(1,177)	(1,759)	(1,968)	(1,405)	(1,106)	93	(7,322)
April	(11,995)	(1,270)	(1,800)	(1,812)	(1,460)	(1,214)		(19,551)
May	(8,391)	(1,364)	(1,674)	(1,795)	(1,459)	(1,217)		(15,900)
June	(5,206)	(1,057)	(1,863)	(1,961)	(1,379)	(1,094)	105	(12,455)
July	(14,773)	(2,378)	(1,790)	(1,404)	(1,188)	(754)		(22,287)
August	(12,948)	(1,349)	(1,733)	(1,400)	(1,192)	(756)		(19,378)
September	2,412	(1,132)	(1,917)	(1,290)	(394)	4,774	8,311	10,764
October	(2,481)	(1,281)	(1,774)	(1,429)	(1,200)	(758)		(8,923)
November	(1,759)	(1,311)	(1,735)	(1,426)	(1,204)	(759)		(8,194)
December	(5,350)	(1,259)	(1,951)	(1,552)	(1,108)	(674)		(11,894)

	(60,491)	(24,327)	1,823	(19,610)	(14,880)	(5,968)	8,509	(114,944)

	December 31, 2011
	2012	2013	2014	2015	2016	2017	2018	Total

January	(23,146)	(447)	25,680	(3,000)	(2,820)	(2,483)		(6,216)
February	(16,878)	(540)	(2,049)	(2,966)	(2,879)	(2,475)		(27,787)
March	(11,919)	1,045	(1,874)	(2,951)	(2,980)	(2,415)	86	(21,008)
April	(17,225)	(355)	(2,756)	(3,228)	(2,933)	(2,764)		(29,261)
May	(13,148)	(565)	(2,571)	(3,262)	(2,932)	(2,782)		(25,260)
June	(1,991)	1,414	(2,208)	(3,055)	(2,908)	(2,675)	104	(11,319)
July	(18,880)	(1,520)	(2,796)	(2,658)	(2,548)	(1,289)		(29,691)
August	(18,824)	(1,396)	(2,662)	(2,695)	(2,539)	(1,286)		(29,402)
September	(668)	(48)	(2,461)	(3,018)	(2,290)	2,973	8,745	3,233
October	(6,905)	(1,519)	(2,908)	(2,897)	(2,499)	(1,281)		(18,009)
November	(420)	(1,289)	(2,854)	(2,926)	(2,476)	(1,288)		(11,253)
December	1,484	(240)	(2,736)	(2,769)	(2,431)	(1,222)		(7,914)

	(128,520)	(5,460)	(2,195)	(35,425)	(32,235)	(18,987)	8,935	(213,887)

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

Additionally, we present a table breaking down the notional and fair value of by counterparty:

	March 31, 2012		December 31, 2011
	Notional		Notional
	in USD	Fair Value	in USD	Fair Value

Citibank S.A.	(229,577)	(2,696)	(240,376)	(6,695)
Banco Itaú BBA S.A.	(301,050)	(21,033)	(382,225)	(49,975)
Banco Safra S.A.	(230,417)	16,033	(233,550)	11,372
Banco Santander (Brasil) S.A.	(288,604)	(52,193)	(255,556)	(57,139)
Bank of America Merrill Lynch	(64,400)	(9,972)	(96,400)	(20,041)
BES Investimento do Brasil S.A.			(10,000)	(1,772)
Deutsche Bank S.A.	(45,000)	(3,426)	(37,500)	(3,699)
Goldman Sachs do Brasil	(121,700)	(6,555)	(186,850)	(17,507)
HSBC Bank Brasil S.A.	(112,646)	(13,235)	(135,046)	(22,460)
Morgan Stanley & CO.	(194,759)	(11,759)	(229,042)	(22,415)
Banco Standard de Investimentos	(67,000)	(3,722)	(14,500)	(1,791)
Standard Chartered Bank	(38,000)	(2,800)	(57,500)	(8,285)
Banco Barclays S.A.	(84,000)	(2,833)	(124,500)	(10,959)
Banco WestLB do Brasil	(37,500)	99	(45,500)	(2,521)
Banco Credit Agricole Brasil SA	(10,000)	29
Banco BNP Paribas Brasil S.A.	(20,000)	(881)

	(1,844,653)	(114,944)	(2,048,545)	(213,887)

The fair value does not represent the cash required immediately to settle each contract, as such amounts are only disbursable at the date of contractual measurement or of maturity of each transaction, when the final result will be determined, in accordance with the then prevailing market conditions. The outstanding contracts at March 31, 2012 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP.

The following is a description of the types of derivatives and the underlying instruments that are being hedged.

(i)                                    Non-Deliverable Forwards (NDF)

The Company entered into U.S. dollar forwards in order to hedge part of its future export revenue, which are considered highly probable transactions, for changes in the exchange rate between real and the U.S. dollar.

(ii)                                LIBOR vs. fixed rate swap

The Company has plain-vanilla swaps positions of quarterly LIBOR versus fixed rate with the objective of hedging debt subject to LIBOR against any changes in LIBOR.

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(iii)                           Japanese yen
versus U.S. dollar swap

The Company has plain-vanilla swaps of Japanese yen versus the U.S. dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to the related debt as regards to underlying amounts, maturity dates and cash flows.

(iv)                            DI versus U.S. dollar swap

The Company has plain-vanilla swaps of Interbank Deposit (“DI”) versus the U.S. dollar with the objective of swapping the debt in reais with interest based on DI to a fixed-rate in U.S. dollars. The swaps are matched with respect to the related debt as regards to underlying amounts, maturity dates and cash flows.

(v)                                TJLP versus U.S. dollar swap

The Company has plain-vanilla swaps of long term interest rate (“TJLP”) versus the U.S. dollar with the objective of swapping debt in reais with interest based on TJLP, to a fixed —rate in U.S. dollars. The swaps are matched with respect to the related debt as regards as to underlying amounts, maturity dates and cash flows.

(vi)                            Dollar options

The Company entered into purchase option (put) to purchase dollars and dollar sale option (call) to sell dollars with the same notional and maturity and the amounts are do not include any leverage feature. The difference between the strike prices of the put (lower) and of the call (higher) results in a floor and cap of the dollar exchange rate, thereby forming a “Collar”.

(vii)                        Pre Swap versus U.S. dollar swap

The Company has plain-vanilla swaps of fixed interest rate in reais to fixed interest rates in U.S. dollar with the objective of hedging the debt in reais to a fixed interest-rate in dollar. The swaps are matched with respect to debt as regards as to underlying amounts, maturity dates and cash flows.

(viii)                    Fair value measurement of derivative
instruments

The Company estimates the fair value of its derivative agreements and recognizes that these may differ from the Mark-to-Market (MtM) amounts in the event of early settlement. This difference result from factors such as liquidity, spreads or the interest of the counterparty i in a early settlement, among others. Management believes that amounts obtained for those agreements, in accordance with the methods described below, reliably reflect fair values. The amounts estimated by management are also compared with the MtM provided by the banks and with the estimates performed by independent financial advisors.

The methods used for measurement of the fair value of the derivatives used by the Company consider methodologies commonly used in the market and which are in compliance with widely tested theoretical bases. A summary of the methodologies used for fair value determination purposes by instrument is presented below.

The methodology used to calculate the MtM and to record the financial instruments is defined in a

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

manual developed by the Company’s risk management area.

Non-deliverable forwards - a projection of the future exchange rate is made, using the exchange coupon and the fixed yield curve in reais at each maturity date. The difference between the rate obtained through this method and the contractual rate is determined. This difference is multiplied by the notional value of each contract and discounted to present value using the fixed yields in reais.

Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

Options - the fair value was calculated based on the Garman Kohlhagen model. Volatility information and interest rates are obtained from BM&FBOVESPA to calculate the fair values.

The yield curves used to calculate the fair value were as follows:

Interest curve
Brazil		United States		Dollar coupon
Vertex	Rate (p.a. )	Vertex	Rate (p.a.)	Vertex	Rate (p.a.)

1M	9.28%	1M	0.24%	1M	2.16%
6M	8.91%	6M	0.45%	6M	2.22%
1A	8.96%	1A	0.49%	1A	2.60%
2A	9.71%	2A	0.57%	2A	3.01%
3A	10.18%	3A	0.76%	3A	3.70%
5A	10.69%	5A	1.28%	5A	4.90%
10A	11.20%	10A	2.37%	10A	6.50%

(e)                                 Comments on changes in balance

The balance of derivative financial instruments which corresponds to the fair value of outstanding instruments decreased by R$ 98.943 with respect to December 31, 2011 as result mainly of depreciation of the U.S dollar during the period and of the settlement of derivatives maturing during the quarter. The notional of derivative financial instrument has presented irrelevant changes as result of maturity of contracts during the period.

8                                        Trade Accounts Receivable

	March 31, 2012	December 31, 2011

Domestic customers	110,417	105,183
Export customers	574,914	916,391

Allowance for doubtful accounts	(76,193)	(76,212)

	609,138	945,362

Comments on changes in balance

The consolidated balance of trade accounts receivable presented a reduction of 36% or R$ 336,224 thousand. The change results mainly from credit assignments and advance of credit letter without

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

resource consummated during the first quarter of 2012 for the approximate amount of R$ 309,333 whose terms resulted in the derecognition of the asset. Additionally the balances were reduced by efforts of management in optimizing working capital, the depreciation of the U.S. dollar of 2.9% as well as the reduction of sales as detailed in Note 18

9                                        Inventories

	March 31, 2012	December 31, 2011

Finished goods
At plant/warehouses	70,766	135,110
Outside Brazil	606,634	518,305
Work in process	30,745	31,141
Raw materials	365,502	360,473
Supplies	136,752	129,298
Imports in transit	5,607	2,140
Advances to suppliers	1,050	2,240

	1,217,056	1,178,707

The balance increased by 3% which is considered stable. During the period ended March 31, 2012 there has been no relevant changes with respect to the information presented in Note 13 to the annual financial statements.

10                                 Recoverable Taxes

	March 31, 2012	December 31, 2011

Withholding tax and prepaid income tax (IRPJ) and social contribution (CSLL)	215,442	208,993
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	18,168	19,520
Recoverable ICMS and Excise Tax (IPI)	640,498	614,274
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) Recoverable	651,290	669,805
Provision for impairment on ICMS credits	(520,846)	(507,573)

	1,004,552	1,005,019

Non-current	643,593	677,232

Current	360,959	327,787

The balance of recoverable taxes reduced 0.05% or R$ 467, due to a reduction of the credit balance of R$ 12,051 (Income tax, Social contribution, PIS, COFINS and IPI) offset by the increase of R$ 24,773 in the recoverable ICMS net of the increase in the provision for losses on these credits in the Espírito Santo and Mato Grosso do Sul states in the amount of R$ 13,273 thousand.

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

Taxes on Income

The Company and the subsidiaries based in Brazil are taxed based on its net income/loss for accounting purpose then adjusted for tax purposes. The subsidiaries outside Brazil use methods established by the respective local regulations. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the interim financial information.

(a)                                 Deferred taxes

Deferred income tax and social contribution tax assets arise from tax losses and temporary differences related to (a) the effect of foreign exchange gains/losses (tax calculated on a cash basis for loans); (b) adjustment to fair value of derivative instruments; (c) non-deductible provisions; and (d) temporary differences arising from the adoption of IFRS .

	March 31, 2012	December 31, 2011

Assets
Tax losses	545,544	528,864
Provision for contingencies	51,871	58,389
Sundry provisions (impairment, operational and other)	334,341	348,447
Losses on derivative contracts recognized for tax purposes on a cash basis	39,081	72.537
Exchange variation -taxed on a cash basis	23,467	73.412
Tax amortization of goodwill	111,104	110,830
Provision for losses of foreign deferred tax assets	(194,965)	(200.711)
	910,443	991.768
Total

Liabilities
Tax depreciation	14,370	14.986
Exchange variation -taxed on a cash basis	9,389
Reforestation costs already deducted for tax purposes	314,939	284.020
Fair value of biological assets	169,322	214.952
Effect of business combination - acquisition of Aracruz	42,182	45.212
Tax benefit on goodwill not amortized for tax purposes	201,282	178.917
Other provisions	1,790	1.791

Total	753,274	739.878

Changes in the net balance of deferred taxes in the three months period ended March 31, 2012 and the year ended December 31, 2011 are as follows:

	March 31, 2012	December 31, 2011

At January 1	251,890	109,665
Tax loss and negative basis	19,904	(180,634)
Exchange variation of foreign deferred taxes	2,522
Provision for impairment of foreign deferred tax assets		(200,711)
Temporary differences regarding operational provisions	(20,624)	(66,241)
Derivative financial instruments taxed on a cash basis	(33,455)	117,709
Amortization of goodwill	(22,091)	(78,114)
Reforestation costs	(30,303)	(89,056)
Exchange gains/losses taxed on a cash basis	(59,334)	539,069
Fair value of biological assets	45,630	82,321
Other	3,030	17,882

At December 31	157,169	251,890

Deferred tax assets	910,443	991,768

Deferred tax liabilities	(753,274)	(739,878)

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(b)                                 Reconciliation of income tax and social contribution benefit (expense)

	March 31, 2012	March 31, 2011

Income (loss) before income tax and social contribution	90,574	179,084

Income tax and social contribution at statutory nominal rate - 34%	(30,795)	(60,889)

Reconciliation to effective expense

Non-taxable equity in earnings (losses)	(6)	(17)
Difference in tax rates of foreign subsidiaries	(61,367)	40,440
Executive Director’s bonus	(5,981)	(1,370)
Present value adjustment - Aracruz acquisition		(6,933)
Other, mainly non deductible provisions	(2,307)	(2,394)

Income tax and social contribution benefit (expense) for the year	(100,456)	(31,163)

Effective rate - %	110.9	17.4

During the three months period ended March 31, 2012 the effective rate of taxes on income totalized 110.9% compared to 17.4% in the same period in 2011. The increase in the effective rate results from taxation of foreign subsidiaries which have presented a taxable loss in the quarter ended March 31, 2012 which results in the recognition of a tax asset at a lower rate considering the different tax rate of the foreign subsidiaries while during the quarter ended March 31, 2011 they generated taxable income.

12                                  Significant Related Party Transactions and Balances

(a)                                 Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.34% of its shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.42% of its shares (together the “Controlling shareholders”). The Company’s commercial and financial transactions with its subsidiaries, associates, Votorantim Group companies and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances are as follows:

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(i)                                    In assets and liabilities

	Balances receivable (payable)
	Nature	March 31, 2012	December 31, 2011

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(5)	(63)
BNDES	Financing	(1,720,520)	(1,773,842)

		(1,700,525)	(1,773,905)

Transactions with subsidiaries, joint ventures
Asapir Produção Florestal e Comércio Ltda.	Wood supplier
Votorantim Group companies
VOTO III	Eurobond	(106,021)	(117,768)
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(2)	(388)
Banco Votorantim S.A.	Financial investments	179,090	176,156
Anfreixo S.A.	Material supplier	(129)	(298)
E.N. Serv. de Materiais	Material supplier	(36)
Votorantim Cimentos S.A.	Input supplier	(3)	(87)
Votorantim Metais Ltd.	Chemical products supplier	(203)	(214)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(33)	(33)

		72,663	57,368

Total net balance		(1,627,862)	(1,716,537)

Presented in the following lines:

Assets
Marketable Securities		173,494	170,687
Related parties — non current		5,596	5,469
Liabilities
Loans and Financing		(1,806,541)	(1,891,610)
Trade account payable		(411)	(1,083)

		(1,627,862)	(1,716,537)

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(ii)                               In the statement of income

	Income (expenses)
	Nature	March 31, 2012	March 31, 2011

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(2,297)	(1,794)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(26,801)	(45,622)

		(29,098)	(47,416)

Votorantim Group companies
VOTO III	Eurobond	9,404	(3,011)
Votoner - Votorantim Comercializadora de Energia	Energy supplier	(2,948)	(5,875)
Banco Votorantim S.A.	Investments	4,680	4,993
E.N. Serviçõs de Materiais	Material and services supplier	(121)
Anfreixo S.A.	Material and services supplier	(695)	(1,549)
Indústria de Papel de Pedras Brancas	Wood supplier
Votorantim Cimentos S.A.	Leasing of lands	(85)	(132)
Votorantim Metais Ltda.	Chemical products supplier	(1,619)	(1,377)
Votorantim Metais Ltda.	Leasing of lands	(1,739)	(1,739)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(99)	(112)

		6,778	(8,802)

Comments on the main transactions and

contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

(i)                                   Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for overall remuneration of R$ 8,414 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical advisory, trainings, including management improvement programs. These services are also provided for the entire Votorantim Group and the Company reimburses VID for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants, as detailed in the most recent annual financial statement (Note 21(e)). There have been no changes in contracts with BNDES in relation to December 31, 2011, which were presented in Note 23.

In 2009 first semester, a financing agreement in the amount of R$ 673,294 was approved, bearing interest at the Long-term Interest Rate (TJLP) plus 0% to 4.41% and the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a. At December 31, 2011, 93% of this total amount had been released. UMBNDES is an index based on a basket of currencies, predominantly the U.S. dollar.

In 2008 second semester, a financing agreement with BNDES totaling R$ 540,000 was approved, bearing TJLP plus 1.36% to 1.76% and UMBNDES plus 2.45% p.a, maturing in 2015.

In October 2007, a financing agreement was executed with BNDES totaling R$ 21,701, indexed by the TJLP plus 1.8% and UMBNDES plus 1.3% p.a. The principal amount will be repaid between 2011 and 2012.

On November 2006, a financial agreement was executed into with BNDES, in the amount of R$ 596 million, bearing interest at the TJLP plus 0% e 2,9% p.a. and UMBNDES plus 1,4% to 2,4% p.a., maturing from 2009 to 2016.

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

In 2005, three agreements were entered into with BNDES, in December, August and May. In the contract signed in December, the total funds released were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP plus 0% to 4.5% p.a. and UMBNDES plus 2.0% to 3.0% p.a. In the August agreement, the total funds released were R$ 55,222, of which a portion is indexed to the TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a. The maturity of this agreement is 2015. In the May agreement, the total funds released were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a. The maturity of the principal amount is 2015.

Considering only the portion proportionally consolidated by the Company, equivalent to 50% of the loans and financings of Veracel (joint venture with Stora Enso) granted by BNDES, the principal amount of R$ 176,019, repayable from 2012 to 2014, subject to interest ranging from TJLP plus 1.0% to 3.3% p.a. and currency basket plus 3.3% p.a.

The Company has given the pulp plant located in Três Lagoas and in Jacarei as the main collateral for these financings.

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies realized when these contracts were entered int0.

(ii)                               Subsidiaries and joint ventures

The Company shares its administrative structure with its subsidiary Fibria-MS, and allocates these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no allocation of expenses is necessary. There was in June 2010 and May 2011, a purchase of intercompany receivables from this subsidiary, in the amount of R$ 239,123 relating to export shipments. These operations settled December 2012 at 1% p.a.

Port services for shipping production of the Aracruz unit are contracted from Portocel - Terminal Especializado Barra do Riacho. This terminal is a joint venture of the Company and Cenibra - Celulose Nipo-Brasileira, which holds 49%. The prices and conditions are identical for both shareholders.

The Company has an accounts receivable balance related to the sale of pulp to Fibria Trading International KFT., which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow the strategic and finance plan of the Company and observe the transfer price limits under tax regulations. In addition, the Company contracted intercompany export pre-payments with this subsidiary, at LIBOR 3M plus an average spread of 3.8% p.a., with quarterly payment of principal and interest maturing in 2017.

On June 24, 2005, the Company entered a loan contract with VOTO IV, a jointly-controlled entity, which raised US$ 200,000 thousand, at 8.5% p.a, maturing in 2020.

The Company has payable balances with Asapir, concerning to transferences of money carried through with the purpose of adequate the capital of the jointly controlled to levels considered necessary for its operational activities.

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(iii)                           Votorantim Group companies

On January 16, 2004, the Company executed a loan contract with a wholly-owned subsidiary of VPAR, VOTO III, for US$ 45,000 thousand, at 4.25% p.a, maturing in 2014.

The Company has a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply its unit in Jacareí. The total amount contracted is R$ 15,000, guaranteeing 115,700 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request a rescission of the contract, that party is required to pay 50% of the remaining contract amount. In addition, the Company entered into a contract to purchase energy from Votener, expiring on December 31, 2012, which may attend Três lagoas and Aracruz units. Since these units already generate energy, the contract has the purpose of maximize the competitiveness of the energy matrix, since the excess may be sold and eventual needs are guaranteed by the market price. The total amount contracted may change according to the needs and excess earned by the units.

The Company maintains investments in CDB and securities purchased under agreement to resell (“repos”) issued by Banco Votorantim S.A., with average remuneration of 104.69% of the CDI, maturity on January 2014. The Company’s cash management policy is intended to provide efficiency in investment returns and to maximize liquidity, based on market practices. The shareholders agreement limits the intercompany investments to R$ 200,000.

On January 1, 2012, the Company entered into a contract to purchase sulfuric acid 98% from Votorantim Metais, for R$ 18,500, in exchange for the supply of 36,000 metric tons of acid for two years through December 31, 2013. In the case of contract termination, no penalties are due, other than the settlement of outstanding invoices.

On April 22, 2008, the Company entered into a contract for the supply of electrical, fastening and sealing materials, protective equipment and others with Anfreixo S.A.  until December 2012. This contract does not establish minimum quantities to be supplied. In addition, record-keeping and sewage services were contracted until January 2, 2013 for R$ 1,700. In the case of contract rescission, there is a fine set at 50% of the unexecuted part of the contract payable by the party requesting termination. From February of 2012 the maintenance services of sanitation material registration is now being realized by the company E.N. Serviços de Materiais LTDA, part to the Votorantim economic group, which have the contract terms being elaborated. In April 02, 2012 the company Anfreixo s.a. was sold and is no longer part of the Votorantim economic group.

The Company has agreements for the supply of road construction supplies, such as rock and calcareous rock, in the approximated total amount of R$ 7,165 through December 31, 2012. This agreement may be terminated at any time with prior notice of thirdy days, without any contractual fines.

The Company has land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which mature in 2019, totaling R$ 76,496.

The Company has land leasing agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio — CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

In the 3 month period ended March 31, 2012 and 2011, no provision for impairment was recognized on assets involving related parties.

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(b)                                Remuneration of officers and directors

The expected total annual amount to be approved by the Annual General Meeting on April 27, 2011 for the remuneration of Executive Directors, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for the fiscal year 2012 is R$ 43,481. The remuneration, including all benefits, are summarized as follows:

	March 31
	2012	2011

Short-term benefits to officers and directors	8,416	5,009
Rescission of contract benefits	2,038

	10,454	5,009

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. In the third quarter of 2010, the Company approved a compensation program based on the changes in the value of its shares, as detailed in the most recent annual financial statement.

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees’ members of R$199 in 2012 (R$166 in March 31, 2011).

The Company does not have any additional post-employment obligation and does not offer any other benefits, such as additional paid leave for time of service.

13                                 Property, Plant and Equipment

The rollforward of the carrying amounts at the presented period is as follows:

	Consolidated
	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2010	2,119,325	1,618,144	8,516,831	280,455	391,667	53,009	12,979,431
Additions	15,066	1,578	14,272		436,302	3,717	470,935
Disposals	(17,862)	(7,902)	(28,339)	(3,075)		(847)	(58,025)
Depreciation		(122,247)	(673,546)			(16,419)	(812,212)
Tax credit			(428)				(428)
Reclassification to assets held for sale	(283,867)	(60,237)	(261,124)		(20,456)	(5,480)	(631,164)
Transfers and others	20,581	132,784	408,009	(71,597)	(609,647)	12,580	(107,290)

At December 31, 2011	1,853,243	1,562,120	7,975,675	205,783	197,866	46,560	11,841,247
Additions		23	356	2,100	54,730	111	57,320
Disposals		(37)	(6,232)			(277)	(6,546)
Depreciation		(30,479)	(168,701)			(3,967)	(203,147)
Reclassification to assets held for sale (Bahia)	(40,170)	(6,600)					(46,770)
Transfers and others		7,758	50,222	57	(61,998)	2,855	(1,106)

At march 31, 2012	1,813,073	1,532,785	7,851,320	207,940	190,598	45,282	11,640,998

(*)Refer to advances reclassified to biological assets group and non-current advances.

As detailed in Notes 22 and 1(d), the company reclassified forest assets and lands located in the south of the Bahia state. Other than that there have been no relevant changes with respect to the balances

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

presented in the most recent annual financial statement and detailed in Note 18 to such financial statements.

14                                 Biological Assets

The rollforward of the book balances at the presented period is as follows:

	March 31, 2012	December 31, 2012

At the beginning of the period	3,264,210	3,550,636
Additions	160,680	761,502
Harvests in the period
Historical cost	(123,824)	(569,813)
Fair value	(93,225)	(405,617)
Change in fair value		125,053
Reclassification to assets held for sale
Bahia	(123,773)
Losango		(241,595)
Tranfers and others	718	44,044

At the end of the period	3,084,786	3,264,210

The increase in the fair value of biological assets on the second semester of 2011, when compared to the fair value as of December 31, 2010 is the combined result of the inputs presented above which resulted in a gain of R$ 125,053. In the period of three months ended March 31, 2012, no valuation of the fair value of biological assets was performed during the three months ended March 31, 2012 as management understands that no significant change in the fair value of these assets exists.

As detailed in Notes 24 and 1(d), the Company has reclassified the forestry assets located in the south of the Bahia. During the periods ended March 31, 2012 there has been no significant changes with respect to the transactions presented in the most recent annual financial statements and detailed in Note 19 to such financial statements.

15                                 Intangible Assets

	March 31, 2012	December 31, 2011

At the beginning of the year	4,809,448	4,906,443
Amortization of databases, patents and suppliers	(20,781)	(83,123)
Amortization of software	(4,339)	(20,125)
Transfers	4,031	6,945
Others		(692)

	4,788,359	4,809,448

Composed by:
Goodwill - Aracruz	4,230,450	4,230,450
Systems development and deployment	48,889	49,199
Acquired from business combination
Databases	307,800	319,200
Patents	62,229	67,365
Relationship with suppliers
Diesel and ethanol	7,605	9,251
Chemical products	131,216	133,815
Others	170	168

	4,788,359	4,809,448

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

During the periods ended March 31, 2012 there has been no significant changes with respect to the transactions presented in the most recent annual financial statements and detailed in Note 20 to such financial statements.

16                                 Loans and Financing

	Average
	annual		Current		Non current		Total
Type/purpose	charges - %	Maturity	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011

In foreign currency
Export credits (prepayment)	3,49	2020	61,789	29,051	2,727,674	2,777,003	2,789,463	2,806,054
Bonds - VOTO IV	7,75	2020	6,648	886	357,880	365,883	364,528	366,769
Eurobonds (issued by VOTO III)	4,25	2014	906	2,223	105,115	115,544	106,021	117,767
Eurobonds (issued by Fibria Overseas)	7,33	2021	76,229	33,689	4,612,016	4,737,956	4,688,245	4,771,645
Export credits (ACC)	2,34	2013	494,985	623,632	45,552		540,537	623,632
Leasing	1,99	2013	8,479	8,773	5,740	5,958	14,219	14,731
Export credits (Finnvera)	3,79	2018	39,344	42,731	191,538	217,218	230,882	259,949
EIB Europe Inv. Bank				784				784
			688,380	741,769	8,045,515	8,219,562	8,733,895	8,961,331

In reais
BNDES
TJLP	9,07	2019	258,351	242,321	1,192,231	1,262,260	1,450,582	1,504,581
Currency basket	8,74	2019	49,277	48,790	200,661	220,471	249,938	269,261
FINEP/FINAME	5,30	2016	2,538	2,340	11,654	9,859	14,192	12,199
NCE in reais	5,74	2018	46,468	45,203	471,226	463,987	517,694	509,190
Midwest region fund	1,02	2017	11,666	11,685	53,362	56,170	65,028	67,855

			368,300	350,339	1,929,134	2,012,747	2,297,434	2,363,086

			1,056,680	1,092,108	9,974,649	10,232,309	11,031,329	11,324,417

The maturities of the non-current portion of the debt at March 31, 2012 are presented below:

Maturity of
long-term		Foreign
Installments	Reais	currency	Total	Percentage

2013	258,969	248,601	507,570	5
2014	403,675	514,885	918,560	9
2015	406,768	286,505	693,273	7
2016	251,902	383,693	635,595	6
2017	315,112	560,133	875,245	9
2018	235,829	421,905	657,734	7
2019	56,879	431,428	488,307	5
2020		3,832,180	3,832,180	38
2021		1,366,185	1,366,185	14

	1,929,134	8,045,515	9,974,649	100

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(a)                                Relevant operations entered into during the period

In the period of three months ended March 31, 2012, the Company through its jointly controlled entity Veracel signed Export Credit (“ACC”) contracts in the total amount of US$ 43 million (equivalent to R$ 76,939) maturing between August 2012 and September 2013 with a fixed interest rate between 3.35% and 4.75% p.a.

On February 2012, through its jointly controlled entity Veracel, the Company signed US$ 33 million in export prepayment (equivalent to R$ 56,694) accruing semi-annual interest LIBOR plus 5% p.a , with a single maturity of principal in January 2017.

(b)                                Relevant operations settled during the period

On February 2012, the Company through its jointly controlled Veracel early repaid 5 Export Credit(“ACC”) in the amount of US$ 14 million (equivalents to R$ 24,314) which were contracted in September and December  2011 with maturity in March 12, 2012.

On March 2012, the Company early repaid, with available resources, the total amount of US$ 50 million (equivalent to R$ 90,675), one of the three ACC contracted in January 2011, whose maturity was June 2012, and had fixed interest rate of 2.09% p.a.

(c)                                 Covenants

The Company is in fully compliance with the covenants established in the contracts with the banks at March 31, 2012, as well no changes have occurred with respect of the transactions presented in the most recent annual financial statement.

17                                 Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies for potential unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel.

The change in the provision for contingencies is as follows:

	March 31, 2012	December 31, 2011

Initial balance	269,806	364,097
Lawsuits write off		(123,624)
Settlement	(23,601)
Fines reversal and	(9,174)
Monetary updating	10,940	29,333

Provision	247,971	269,806

(-) Judicial deposits	168,544	168,212

Net balance	79,427	101,594

Nature of claims
Tax	30,164	54,251
Labor	43,577	41,015
Civil	5,686	6,328

	79,427	101,594

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

In the three months period ended March 31, 2012 there has been no relevant changes with respect to lawsuits and discussions presented in the most recent annual financial statement and detailed in Note 18 to such financial statements, however the Company paid an amount of R$ 17,340, related to Social Contribution (“CSLL”) due over exports revenue, whose amount were included in the provision for contingencies at December 31, 2011,which included a provision for fines in the updated amount of R$ 9,174 which was reverted as the discussion regarding the taxation or not taxation of this contribution is almost finalized in the Brazil Supreme Federal Court, which have resulted in the caused a reduction of the tax provision.

18                                 Net Revenue

The reconciliation between gross and net revenue for the periods presented is as follows:

	March 31, 2012	March 31, 2011

Gross amount	1,498,270	1,832,087
Sales taxes	(29,040)	(75,385)
Discounts and returns (*)	(195,518)	(209,015)

Net revenue	1,273,712	1,547,687

	March 31,	March 31,
	2012	2011

Pulp
Volumes (ktons)
Domestic market	130,095	116,220
Foreign market	1,183,035	1,142,998

	1,313,130	1,259,218

Net Revenue (in million of R$)
Domestic market	105,865	117,432
Foreign market	1,152,744	1,296,331

	1,258,609	1,413,763

Cost in R$/ton	958	1,123

Net revenue (in million of R$)
Domestic market	105,865	117,432
Foreign market	1,152,744	1,296,331
Paper		118,109
Services	15,103	15,815

	1,273,712	1,547,687

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

Pulp sales have totalized 1.313.130 tons in the period of 3 months ended March 31, 2012, an increase of  4% in relation to the same the period in 2011, as a result of higher sales to Asia. Pulp exports have represented 90 % and 91% of the sales volume in 2012 and 2011 respectively. Sales by destination in the period of 3 months ended March 31, 2012 had Europe as the region of bigger demand, reaching 44% of the total, followed by 28% to Asia, 18% to North America and 10% to Latin America, compared to 46%, 25%, 20% and 9%, respectively in the same period in 2011.

Net revenue of Fibria totalized R$ 1,273,712 in the period of three months ended March 31, 2012, a reduction of 18% when compared to the same period in 2011, affected by the decrease in 15% of the average net price of pulp in reais, and by the fact that no paper revenue was recognized in 2012 and such revenue for the period of three months ended March 31, 2011 was R$ 118,109.

19                                 Financial Results

The financial results for the periods presented as follows:

	March 31,
	2012	2011

Financial expenses
Interest on loans and financing (i)	(169,438)	(170,743)
Unwinding of interest-acquisition of Aracruz shares		(20,393)
Losses on derivative financial instruments	(23,741)	(39,289)
Others	(9,315)	(28,032)

	(202,494)	(258,457)

Financial income
Gains on financial investment	43,374	47,130
Others	4,628	4,678
	48,002	51,808

Gains on derivative financial instruments	106,573	67,869

Exchange gains/losses on loans and financing	270,361	180,611
Indexation and exchange variations on other assets and liabilities	(30,496)	(30,363)

	239,865	150,248

Net financial result	191,946	11,468

Fibria Celulose S.A.

Notes to the Unaudited Consolidated

Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

20                                 Expenses by Nature

Expenses classified as cost of sales, selling expenses, and general and administrative expenses for the three months ended March 31, 2012 and 2011 are as follows:

	March 31
	2012	2011

Cost of sales
Depreciation, depletion and amortization	448,707	443,190
Freight	160,307	136,759
Benefits to employees	115,330	112,685
Variable costs	505,558	534,092

	1,229,902	1,226,726

Selling expenses
Benefits to employees	6,370	4,537
Commercial expenses*	57,188	53,329
Operational leasing	267	211
Depreciation and amortization charges	3,432	2,735
Third-party services (consulting, legal and others)	1,559	1,030
Allowance for doubtful accounts		1,352
Other expenses	1,545	1,627

	70,361	64,821

General and administrative and Directors’ fees expenses
Benefits to employees	24,819	28,608
Third-party services (consulting, legal and others)	25,083	35,943
Provision for losses	10	(316)
Depreciation and amortization charges	5,859	5,601
Donations and sponsorship	2,000	1,800
Other expenses	4,147	3,469

	61.918	75.105
Other operating revenues and expenses
Program of variable compensation to employees	(12,512)	(17,974)
Others	(1,372)	4,606

	(12,884)	(13,368)

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

(*)	Includes handling expenses, storage and transportation expenses and sales commissions, among others

Selling expenses totaled R$ 70,361 in the period of three months ended March 31, 2012, an increase of 9% when compared to the same period in 2011, due to sales volume increase and adjustment of prices of port services.

General and administrative and directors’ fees expenses totaled R$ 61,918, 18% lower when compared to the same period in 2011 due to lower benefits to employees, and reduction with expenses with third-party services.

21                                 Earnings per Share

(a)                                Basic

The following table presents the detail of the calculation of earnings (losses) per share:

	Continuing operations		Discontinuing operations
	2012	2011	2012	2011

Net income attributable to the shareholders of the Company	(11,149	146,235		240,655

Weighted-average number of common shares outstanding	467,591,824	467,591,824		467,591,824
Basic earnings per share (in reais)	(0.024)	0.313		0.515

The weighted average number of shares in the presented periods is represented by the total number of shares which compose the Company capital, in a total of 467,934,646 shares, less treasury shares of 342,822 shares. In the three months period ended March 31, 2012 and 2011 the quantity of shares has not changed.

(b)                                Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common or preferred shares for dilution purposes.

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

22                                 Non-current Assets Held for Sale and
discontinued operations

(a)                                Discontinued operations — Conpacel,
KSR and Piracicaba

As mentioned in Note 1, the Board of Directors approved the sale of CONPACEL, KSR and Piracicaba, including the industrial facilities, land and forests. The information about the results of operations for the three months ended March 31, 2011 is summarized below and is presented in a specific line in the statement of income.

The Piracicaba plant was not considered to meet the definition of discontinued operations since it does not represent a major separate line of business or geographical area considering its relevance with respect to the consolidated activities.

(i)                                   Discontinued Operations — Conpacel and KSR—
Information on statement of operations

March 31,
2011

Net revenue	65,640
Cost of sales	(41,648)

Gross profit	23,992

Selling and administrative expenses	(13.575)
Financial results	(106)
Gain on disposal	357.196
Others	(2.878)

Income before taxes on income	364,629

Taxes on income	(123,974)

Net income from discontinued operations	240,655

(ii)                               Discontinued operations — Conpacel and
KSR - Information on cash flows

March 31,
2011

Net cash provided by operating activities	36,886
Net cash used in investing activities	1,558,768
Net cash used in financing activities (*)	(1,595,654)

(*)   Considering that CONPACEL and KSR treasury operations were centralized by the Company, this amount represents the proceeds from the sale transferred to the Company net of investments realized.

(iii)                           Gain on disposal

We present bellow the computation of the gain recorded in the first quarter of 2011 regarding the

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

disposal of the CGUs CONPACEL and KSR:

Conpacel and KSR

Selling price	1,508,768
(-) Carrying amount of disposed net assets
Fixed assets and biological assets	(588,946)
Goodwill	(475,413)
Inventories	(84,055)
Other assets and liabilities	(3,158)

(=) Gross gain recognized	357,196

(-) Income taxes	(121,447)

(=) Net gain	235,749

(b)                                Assets held for sale - Losango project

In June 30, 2011, management, based in its decision and taking into account the programs in place in order to identify a potential buyer and to conclude the sale of the Losango project assets, had classified these assets  as held for sale.

The Losango project assets are in condition for a immediate sale and management currently expects the sale to be consummated within the twelve  months initially established.

The Losango project is substantially represented by lands and forest localized in Capão do Leão, in the Rio Grande do Sul state, having an approximated forest area of 107 thousand hectares. At March 31, 2012, the project assets can be summarized as below:

Assets
Non-current
Biological assets	272,469
Property, plant and equipment	341,832
Advances to suppliers	32,590

Total assets	646,891

The Losango project does not generate results from operations.

The book value of the net assets was compared with the fair values less the sales expenses and no loss for impairment had to be recorded.

(c)                                 Forest assets and lands located in the south of the Bahia

As mentioned in Note 1 (d) (iii), the forest assets and lands located in the South of the Bahia which has approximablly  16.5 thousand hectares of planted area  of eucalypt for sawmill and pulp, with an average annual production of 555 thousand cubic meters of wood, had been classified as held for sale.

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

Such assets are available for immediate sale and Management expects to conclude the sale in less than twelve months.

Following are presented the accounting balance of these assets in March 31, 2012:

Asset
Non current
Biological assets	123,774
Property, plant and equipment	46,770
Interest in associated Bahia Produtos de Madeira	7,487

Total assets	178,031

The forest assets and land do not meet the definition of a discontinued operation.

(d)                                Indemnification liabilities

In connection with the sale of CGUs described above the Company assumed indemnification commitments with respect to losses, if they arise, as agreed in the corresponding sale agreements which have specific limits, period for the indemnification commitments and procedures for the other party to require the indemnification.

23                                 Explanatory notes not presented

According to the requirements for disclosure contained in the Circular-Letter CVM/SNC/SEP/Nº003/2011, in the annual financial statements were presented explanatory notes with details about shareholder’s equity (Note 27), benefits to employees (Note 28), and insurance (Note 33), whose assumptions, operations and policies have not had relevant changes in March 31, 2012 when compared with the position presented in the financial statement of December 31, 2011.

24                                 Impairment Tests

As of December 31, 2011, following the accounting policy described in Note 2.11(a), the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described on the item (a) below. The test did not resulted in any impairment loss, however, the recoverable value of the UGC Aracruz as per the impairment test exceeds their book value by R$ 609 million. In such a way, having the recoverable amount very close to its carrying amount, the Company performed an update of the impairment test of the UGC Aracruz for March 31, 2012, considering the impacts due to the updating of the premises used at that date, in which the book value kept under the recoverable value, therefore did not result in the need to recognize any impairment.

25                                 Subsequence events

As mentioned in Note 1(g), in March 8, 2012, Fibria announced primary public offering of common shares, by the Company, with proceeds of $ 1.25 billion.

In April 24, 2012 the board of directors approved the issue price per common share, each registered in

Fibria Celulose S.A.

Notes to the Unaudited Consolidated
Interim Financial Information

In thousands of Brazilian reais, unless otherwise stated

book-entry form, with no par value, issued by the Company (“Common Shares”), including the form of American Depositary Shares (“ADSs”). The issue price of R$ 15.83 per common share was determined after completion of bookbuilding procedure process (“Bookbuilding Process”), which was carried out by financial institutions hired by the Company. Within the context of the International Offering, the price per ADS was set at US$ 8.43 per ADS represesenting Common Shares. The Board of directors also approved the increase in the share capital of the Company, effected within the limits of its authorized capital, in accordance with the head of Article 6 of the Company’s By-laws and with the exclusion of the preemptive right of the existing shareholders  of the Company, pursuant to Article 172 of the Brazilian Corporate Law, in the amount of R$ 1,361,380, increasing the Company’s share capital from R$8,379,397,179.59 to R$ 9,740,777, through the issuance of 553,934,646 Common Shares at a price of R$ 15.83 per share.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO